Kenneth B. Lerman, P.C.

Attorney at Law

August 9, 2016

Ms. Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Ms. Dorrie Yale and Mr. Joseph McCann

Re           Opportunity Acquis Corp.

Form 10 – Amendment no. 2

File No. 000-55651

Hello Ms. Yale and Mr. McCann:

In reply to your letter dated August 5, 2016, this firm provides the following responses and information on behalf of Opportunity Acquis Corp. (the "Company"). This letter accompanies Amendment no. 2 to Form 10 filed contemporaneously. The responses are a compilation of information assembled from the Company, its auditors and attorneys. This letter is being issued as written correspondence for submission on the Edgar private correspondence system.

Form 10 Amendment no. 2 File No. 000-55651

Comment 1.     Item 1A. Risk Factors, page 6

Response re Risk Factor 7:  The Company acknowledges that upon consummation of an Acquisition, the Company will have an obligation to file a current report on Form 8-K describing the business combination information and, if applicable, a change in its status.  The then to be required disclosure would be similar to that which is required in a registration statement on Form 10.  Further, the Company would also be required to provide such disclosure to the shareholders.  Therefore, the Company has no intention to seek a shareholder vote without obtaining such required disclosure.  As a consequence, the risk stated in the first sentence of old Risk Factor 7 is not a course the Company will pursue, therefore such sentence and Risk Factor 7 in full has been deleted from the Form 10, and replaced with “7.  Intentionally omitted.”

The first sentence of old Risk Factor 7, “The Company intends, but does not give any assurance, that it will be able to provide the Company's shareholders with full disclosure information or documentation (including audited financial statements) concerning any Acquisition candidate prior to the consummation of any Acquisition which requires a vote by the Company's shareholders. ” also appears in Item 1 as the first sentence to the lead-in paragraph on page 5 of Amendment no. 2 of Form 10 under the heading, “Acquisition Candidates and Stockholder Votes”. Such sentence has been deleted in that paragraph as well.

☑ 100 Pearl Street, 4th floor Hartford, Connecticut 06103 (860) 724-7000	☐ 301 Yamato Road, Suite 1240 Boca Raton, Florida 33431 (561) 883-0700

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

August 9, 2016

Should your Division require any further information, please so advise.

Very truly yours,

Kenneth B. Lerman, P.C.

(a professional corporation)

    /s/ Kenneth B. Lerman

Kenneth B. Lerman

KBL:dn

cc:     Opportunity Acquis Corp.

OAC SEC Comment 2016 (OAC- SEC Comment response 2016-Aug-09 v.1)